04 JAN 15 AM 7:21

ZURICH
FINANCIAL SERVICES

04012164

SUPPL

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference File No. 82-5089
Our reference AC/eh
Date 01/13/2004

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Sale of Parts of Zurich France to Generali completed" dated January 12, 2004.

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

pp E. Hellstern
Andres Christen

dlw 1/20

Enclosure

Media Release

File No. 82-5089

ZURICH
FINANCIAL SERVICES

Sale of parts of Zurich France to Generali completed

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, January 12, 2004 – Zurich Financial Services Group (Zurich) today announced the closing of the sale of certain businesses in France to Assicurazioni Generali SpA (Generali). The sale, which was announced on September 5, 2003, includes all of Zurich's Life operations – including the Eagle Star business – as well as parts of Zurich's Non-life operations in the consumer and commercial segments distributed by agents. Both parties agreed to keep the price confidential.

The sale is part of a strategic realignment whereby Zurich is focusing its activities in France on the Non-life corporate segment, operating it through its business unit Continental Europe Corporate (CEC).

Zurich Financial Services is an insurance-based financial services provider with an international network that focuses its activities on its key markets of North America, the United Kingdom and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in more than 50 countries and employs about 64,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations, 8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN